WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

October 9, 2009

Joseph McCann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Home Touch Holding Company Registration Statement on Form S-1 Amendment No. 3. File No. 333-158713

Dear Mr. McCann:

We have filed on EDGAR the above Amendment No. 3 and the related response table which is attached to this letter.

Page number references in the table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1	13
We have added the following new risk factor:

Because all of our executive officers and our directors are residents of China and not of the U.S., and all the assets of these persons are located outside the U.S. and a ll of our revenues are generated in China or other areas outside the United States, you may have difficulty in enforcing your legal rights against us or our executive officers and directors.

All of our executive officers and our directors are residents of China and not of the U.S., and all the assets of these persons are located outside the U.S. All of our revenues are generated in China or other areas outside the United States.  As a result, it could be difficult for investors to effect service of process on our officers or directors, to enforce a judgment under U.S. federal securities laws or other U.S. laws obtained in the U.S. against our Chinese operations and subsidiaries or our executive officers or directors.  Further, China’s treaties do not provide for reciprocal recognition and enforcement of judgments of U.S. courts.

2	8
We have added the following new risk factor:

Because more than 10% of our revenues in our last fiscal quarter and last fiscal year were derived from related parties and our past financings have been obtained from related parties, a material portion of our business and financing is dependent upon related party transactions.

In our first quarter ended June 30, 2009, the following related party customer accounted for the following amounts and percentages of our total revenues:

Name of Customer	Amount of Revenues	Percentage of Total Revenues
Home Touch Services Limited	$18,919	88%

In our fiscal year ended March 31, 2009, the following related party customer accounted for the following amounts and percentages of our total revenues:

Name of Customer	Amount of Revenues	Percentage of Total Revenues
Home Touch Services Limited	$145,371	16%

Home Touch Services Limited is a related party because it is owned by our officers and directors. In addition, as of March 31, 2008, a balance of $382,702 due to related parties represented temporary advances from a related company, which is controlled by Mr. David Gunawan Ng and Ms. Stella Wai Yau. The balance was unsecured, non-interest bearing and repayable on demand. For the year ended March 31, 2009, we received the additional advances of $66,949 and the balance of $449,651 due to related parties was waived by the related company subsequently. As a result, a material portion of our business and financing is dependent upon related party transactions.

3.	16
We have revised the risk factor as follows:

If we do not file a registration statement on Form 8-A at or prior to March 31, 2010, we will continue as a voluntary reporting company and will not be subject to the proxy rules, Section 16 ownership reporting and short swing profits provisions or other requirements of the 1934 Act, our securities can no longer be quoted on the OTC Bulletin Board, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity and  our securities can no longer be quoted on the OTC Bulletin Board.

4.	6	We have added the word “unaudited.”
5.	6	We have reconciled the numbers.
6.	4, 28
We have revised the disclosure as follows:

Our main target is property developers in Hong Kong and China – about 85% of our business come from them. We also sell to single end users, generally owners of high-end residences, that in general are referred by interior designers. For outside Hong Kong, we have a distribution agreement Home Touch Solutions Sdn Bhd, a Malaysian company. Under our agreement, our distributor sells to developers directly.  We do not own Home Touch Solutions Sdn Bhd and they are not a partner or an affiliate.. Once they have purchased the products, they assume all expenses for installation and maintenance. We have sold $2,232 to this distributor as of June 30, 2009.

7.	33
We have revised the disclosure as follows:

We view these marketing arrangements as material to our future success in that we have generated a total revenues of $1,104,046 in aggregate revenues from March 31, 2006 through June 30, 2009, of which $685,411 in revenues were generated from sales of products with the entities with whom we have these marketing arrangements.  We have generated the following revenues through these marketing efforts:

•     Microsoft/Cisco -  $293,447 [1]
•     ABB -   $227,104
•     China Light -  $61,523
•     Megastrength Security Service Co. Ltd. - $103,337

[1]  Consists of Cisco related products of $181,311 and Microsoft related products of $112,136, aggregated because the were sold in the same project.

We have added the following to the marketing arrangements with respect to which we have not generated revenues:

•     However, we have not yet sold any of these products.

•     However, we have not yet sold any of products as a result of this relationship.

We have added an additional risk factor, as follows:

Because a material amount of aggregate revenues from March 31, 2006 through June 30, 2009, of which $685,411 in revenues were generated from sales of products with the entities with whom we have marketing arrangements, if we were to lose these arrangements, our revenues could be reduced.

We market through and in cooperation with various partners.  We view these marketing arrangements as material to our future success in that we have generated a total revenues of $1,104,046 in aggregate revenues from March 31, 2006 through June 30, 2009, of which $685,411 in revenues were generated from sales of products with the entities with whom we have these marketing arrangements.  If we were to lose these arrangements, our revenues could be reduced.

8.	40
We have revised the disclosure as follows:

Revenues for the three months ended June 30, 2009 amounted to $21,539 compared to $28,063 for the three months ended June 30, 2008 representing a decrease of 6,524.  The decrease is due to the downturn of the economy in Hong Kong, Macau and China which caused us to delay many of our projects during this period.  During the three months ended June 30, 2009, we had related party, project revenue of $18,919, a significant percentage of our total revenues for the quarter, and did not have any related party project revenue for the three months ended June 30, 2008.  We are now focusing our efforts on project revenue instead of product revenue when in the past  we used a related party to bid on the projects.  We will continue to increase our project revenue; however, we will not be using the related party to bid on the projects.

9.	We have filed the following two exhibits: 13. Penflow Technology (Asia) Limited * 14. Terms of Oral Loan Agreement with Technics Group Limited *
10.	We have filed the following exhibit which addresses the issues raised in this comment: 15. Terms of oral agreement with Mr. David Gunawan Ng and Ms. Stella Wai Yau *
11.
12.	The heading has been revised.
13.	See Accounting Responses below.
14.	See Accounting Responses below.
15.	See Accounting Responses below.
16.	See Accounting Responses below.
17.
We have added the following disclosure:

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances to 9 US citizens or residents, including our attorney and his affiliates who were issued stock in Home Touch Limited prior to the exchange offer as it was initially contemplated that Home Touch Limited would file this registration statement on its own account.  Thirty selling shareholders who are not U.S. citizens or residents also acquired their shares by purchase exempt from registration under Regulation S under the Securities Act of prior to the exchange offer as it was initially contemplated that Home Touch Limited would file this registration statement on its own account.  These 30 selling shareholders paid $.05 per share for 519,000 shares for aggregate consideration of $25,950.  We valued the additional 9,965,000shares issued 10 service providers, including to our attorney, at $.05 per share for aggregate consideration of $498,250 based upon these cash sales.

ACCOUNTING COMMENT RESPONSES

Revenue Recognition, page F-9

13. We re-issue prior comment 15. The discrepancy still exists between your response (no licensing arrangement with local partners) and the disclosure on pages 4 and 38 indicating that you do license yourself out to “one local partner. For Instance, Home Touch (Malaysia) Limited and Home Touch (Singapore) Limited.” Please reconcile your response to your disclosure on pages 4 and 38. If these arrangements do not exist, revise your disclosure on pages 4 and 38. If these arrangements do exist, please revise your revenue recognition policy to disclose how you account for these transactions.

Answer:

Given that these licensing arrangements do not exist, we have made the amendments on pages 4 and 38 accordingly.

14. Please refer to prior comments 14, 16 and 17 and the disclosure in this note. With respect to your projects revenue, we note from your response that this product includes modification of hardware and software. Please address whether the modification is significant and how you considered Subtopic 605-35 of FASB ASC in your accounting for these sales.

Answer:

We sell projects with the modification of hardware and software to our customers. This modification of software is used solely in connection with operating the smart home system products and is not sold or marketed separately. Once modified and installed, the software may not be updated for new versions.

Projects revenue should not be accounted for in accordance with the software revenue recognition literature because the software is incidental to the project as a whole under the scope of Subtopic 605-35 of FASB ASC. Although the software may be critical to the operation of the smart home system products, the software enables or assists in the operation rather than drives the smart home system products. The software itself is not a significant focus of the marketing effort and we do not incur significant costs.

15. In this regard, we note from your response to prior comment 17 that you provide your customers with post-contract customer support. Please tell us why you include this as part of the element to design and customaries the hardware and software and not as a separate contract element.

Answer:

We generally provide our customers with free post-contract customer support mainly on the functionality of smart home system products for a period of 12 months, which includes on-site visit to the smart home system products, telephone inquiry, hardware repair and maintenance. We do not separately sell post-contract customer support to the customers. Hence, no separate contract element should be accounted for under Subtopic 605-25.

Condensed Consolidated Balance Sheets, page F-20

16. Please delete your reference to the March 31, 2009 balance sheet as audited. You may instead add a note to state that the information was derived from your audited financial statements.

Answer:

We have removed the wording of “Audited” in the balance sheet as of March 31, 2009. A note is stated in Note 1 to Unaudited Condensed Consolidated Financial Statement on page F-24 that such information was derived from our audited financial statement.